**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated August 31, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI ANNOUNCES BOARD APPOINTMENT**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

31 August 2011

ANGLOGOLD ASHANTI ANNOUNCES BOARD APPOINTMENT

AngloGold Ashanti is pleased to announce the appointment of Ms Nozipho Patricia January-Bardill as an independent non-executive Director with effect from 1 October 2011.

Ms January-Bardill (BA Education and MA Applied Linguistics), is a former South African Ambassador to Switzerland, a former Deputy Director General, Human Capital Management and Head of the Foreign Service Institute in the then Department of Foreign Affairs (now DIRCO). She was a member of the UN Expert Committee on the Elimination of Racial Discrimination and recently retired from the MTN Group where she was an Executive and spokesperson for Corporate Affairs.

Mr Tito Mboweni, Chairman of the Board of Directors, said: "I am delighted to welcome Ms January-Bardill to the Board of Directors of AngloGold Ashanti. She will, most certainly, bring to the board fresh ideas and new perspectives in our deliberations. We look forward to working with her as we progress towards making this company one of the best and most successful mining companies in the world. Welcome on board Ms January-Bardill."

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 31, 2011

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary